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[LOGO OF WILLKIE FARR & GALLAGHER LLP]

                                                       1875 K Street, N.W.
                                                       Washington, DC 20006-1238

                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

December 4, 2009

VIA EDGAR Correspondence

Ms. Mary A. Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:  iShares Trust
     (Securities Act File No. 333-92935; and
     Investment Company Act File No. 811-09729)

Dear Ms. Cole:

     On behalf of iShares Trust (the "Trust"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 344 (the "Amendment") to the Trust's Registration Statement. The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective automatically on December 4, 2009. The Amendment is being filed to add exhibits and make such non-material changes as the Trust deems appropriate. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

     In addition, as discussed, this letter responds to comments provided by the staff of the Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 308 to the Trust's Registration Statement, filed on behalf of its series iShares 2017 AMT-Free Municipal Series (the "Fund") pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversations on December 2. We have previously responded to many of these comments orally. For your convenience, your comments are set out below and each comment is followed by our response.

     Comment No. 1: On the cover page, please delete the section stating "Would you prefer to receive materials...".

     Response: The Trust has made the suggested changes to its disclosure.

         NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS in alliance with Dickson Minto W.S., London and Edinburgh

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Securities and Exchange Commission
December 4, 2009
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     Comment No. 2: The heading with the date of the summary prospectus is not required and should be deleted. Also, the entire disclaimer beginning "Before you invest..." should be deleted.

     Response: The Trust has made the suggested changes to its disclosure.

     Comment No. 3: The sentence at the end of the first paragraph beginning "The Fund's investment objective..." should be moved to Item 9 of the Form N-1A
- Investment Objectives.

     Response: The Trust has made the suggested change to its disclosure.

     Comment No. 4: The paragraph beginning "The Underlying Index is sponsored by..." should be moved to the "Investment Strategies" section of the summary prospectus or deleted and reproduced in the main body of the prospectus.

     Response: The Trust has made the suggested change to its disclosure.

     Comment No. 5: Please clarify what "generally" means in the sentence under "Principal Investment Strategies" that states: "The Fund generally invests at least 80% of its assets in the securities of its Underlying Index and in depository receipts representing such securities."

     Response: The Trust believes that the disclosure is consistent with Rule 35d-1 under the Investment Advisers Act of 1940 and the exemptive order on which the Fund will rely. In addition, the "generally" refers to the fact that, during its final months of operation, the Fund may invest in cash equivalent and short-term instruments other than the cash equivalent investments included in the index. These additional investments may be necessary for diversification or other prudent investment purposes. These alternative cash-equivalent investments are described in the prospectus. The Trust has added disclosure to the description of principal investment strategies to clarify this point.

     Comment No. 6: In the footnotes for the fee table, footnotes 1, 2 and 3 should be deleted, however footnote 3 could be relocated to the main body of the prospectus as text instead of as a footnote.

     Response: The Trust has deleted footnotes 1 and 2 and made the requested changes to Footnote 5, but has retained footnote 3 to accurately describe those fees of the Fund that are not borne by the shareholders.

     Comment No. 7: Under the heading "Portfolio Turnover," delete the last sentence.

     Response: The Trust has made the suggested change to its disclosure.

     Comment No. 8: In the description of "Principal Investment Strategies," the description of indexing should be shortened. Specifically, the paragraph beginning "Indexing may eliminate the chance that the Fund will substantially outperform . . ." should be shortened and the description of "Tracking Error" should be moved to risk factors.

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Securities and Exchange Commission
December 4, 2009
Page 3

     Response: As indexing and the way indexing is implemented is core to each series' investment strategy, the Trust believes that this information is highly relevant to an investor's understanding of each series of the Trust. In particular, the Trust believes that investors should understand that a series may not invest 100% of its assets in securities held by the underlying index, may not seek to replicate the underlying index and that there will be variations from the underlying index as a matter of ordinary investment strategy. The Trust has removed the initial description of "Tracking Error" and to the extent that tracking error is also a risk factor, it is separately described as a Principal Risk.

     Comment No. 9: Please provide the number of shares included in a creation unit.

     Response: The Trust has provided the requisite number of shares in the "Purchase and Sale of Fund Shares" section.

     Comment No. 10: The sentence beginning "Only authorized participants who..." should be deleted or shortened as it is not explicitly contemplated by
Item 6 of the Form N-1A.

     Response: The Trust has deleted the sentence that begins "Only authorized participants who have entered into agreements with the Fund's distributor, SEI Investments Distribution Co. (the "Distributor") may engage in creation or redemption transactions directly with the Fund." The Trust has rewritten the next sentence to state "The Fund will only issue or redeem shares that have been aggregated into blocks of 50,000 shares or multiples thereof ("Creation Units") to authorized participants who have entered into agreements with the Fund's distributor."

     The Trust believes that the absence of some form of description of who can submit orders in creation units is likely to confuse investors and that the added language is integral to understanding the "exchange" described in the Form N-1A.

     Comment No. 11: Please clarify or delete the references to a "plan of liquidation."

     Response: The Trust has made the suggested change to its disclosure.

     The Trust has authorized us to represent that, with respect to filings made by the Trust with the Securities and Exchange Commission (the "Commission") and reviewed by the Staff, it acknowledges that:

     (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
December 4, 2009
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If you have any questions or need further information, please call me at (202)
303-1124.

Sincerely,


/s/ Benjamin J. Haskin
----------------------------
Benjamin J. Haskin

cc:  Robert E. Zivnuska, Esq.
     Jessica Bentley, Esq.
     Anthony A. Vertuno, Esq.